1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 4, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2021/5/4:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the First Quarter of 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the First Quarter of 2021

TAIPEI, Taiwan, R.O.C. May 4, 2021 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the first quarter of 2021. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

First Quarter 2021 Financial Highlights

-	Total revenue increased by 4.1% to NT$ 50.10 billion.
-	Mobile communications revenue increased by 4.0% to NT$ 23.44 billion.
-	Internet revenue increased by 1.6% to NT$ 7.63 billion.
-	Domestic fixed communications revenue increased by 4.8% to NT$ 15.40 billion.
-	International fixed communications revenue decreased by 2.9% to NT$ 2.17 billion.
-	Total operating costs and expenses increased by 3.7% to NT$ 39.00 billion.
-	Net income attributable to stockholders of the parent increased by 6.4% to NT$ 8.82 billion.
-	Basic earnings per share (EPS) was NT$1.14.

“Our achievements this quarter mark an excellent start to 2021 with solid operational and financial performance,” said Mr. Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom. “Over a year since the COVID-19 outbreak, I am proud of Chunghwa’s response during this period and remain grateful for our shareholders as we continue to navigate the pandemic aftermath and strengthen our business as a whole.”

“We are pleased to report stable financial and operating results in the first quarter of 2021. Our operating income, net income and EPS, all outperformed our guidance during the quarter, primarily driven by our strong execution upon our growth strategy of enhancing profitability. In particular, we maintained our leading market position in the mobile business sector in terms of subscriber and revenue. We continued to excel in growing numbers of high-priced 5G sign-ups as well as total 5G sign-ups, which has exceeded our internal target of the quarter.  In addition, we accumulated more than 6,300 base stations this quarter and remain ahead of our 5G network construction schedule. Given the significant progress in 5G adoption and development, we remain optimistic and expect year-over-year growth of our mobile service revenue for the remainder of this year.”

“As Chunghwa benefited from stay-at-home opportunities in ’the new normal,’ we are delighted to see an increase in both our broadband ARPU and subscriber migration to higher-speed broadband services. Similarly, the number of Home Wi-Fi devices also increased 352% year-over-year, supporting the popularity of our home-centric applications. Moreover, our MOD/IPTV platform remains the largest video platform in Taiwan. As we continued to roll out popular packages to enhance overall performance, we are pleased to see upsell in both SVOD services and channel services. In addition, we will increase our investment in overall ICT technology capabilities and people as we see ongoing ICT revenue increase year-over-year and continue to pursue growth. Going forward, we will continue to strengthen our network, core business, and overall capabilities, as we strive to better serve our customers and position ourselves to deliver success in 2021 and beyond.”

Revenue

Chunghwa Telecom’s total revenues for the first quarter of 2021 increased by 4.1% to NT$ 50.10 billion.

Mobile communications revenue for the first quarter of 2021 increased by 4.0% to NT$ 23.44 billion. This was mainly due to the increase in handset sales revenue, which was offset by the decrease in mobile service revenue resulted from the impact of COVID-19 and VoIP substitution.

Internet business revenue for the first quarter of 2021 increased by 1.6% year over year to NT$ 7.63 billion.

Domestic fixed revenue for the first quarter of 2021 increased by 4.8% year over year to NT$ 15.40 billion, mainly due to the increase of ICT project revenue, which was offset by the decrease of local and DLD service revenue primarily driven by the increased mobile and VoIP substitution.

International fixed communications revenue decreased by 2.9% to NT$ 2.17 billion.

Operating Costs and Expenses

Total operating costs and expenses for the first quarter of 2021 increased by 3.7% year over year to NT$ 38.99 billion, mainly due to higher ICT project costs and cost of goods sold.

Operating Income and Net Income

Income from operations for the first quarter of 2021 increased by 5.5% to NT$ 11.11 billion. The operating margin was 22.2%, as compared to 21.9% in the same period of 2020. Net income attributable to stockholders of the parent increased by 6.4% to NT$ 8.82 billion. Basic earnings per share was NT$1.14.

Cash Flow and EBITDA

Cash flow from operating activities for the first quarter of 2021 decreased by 25.8% year over year to NT$ 9.88 billion, mainly due to a decrease of accounts payable and an increase of accounts receivable.

Cash and cash equivalents, as of March 31st, 2021, increased by 81.4% to NT$ 30.06 billion as compared to that as of March 31st, 2020. The increase was primarily attributable to the issuance of corporate bonds.

EBITDA for the first quarter of 2021 increased by 6.4% to NT$ 20.58 billion. EBITDA margin was 41.09%, as compared to 40.18% in the same period of 2020.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of March 31st, 2021, the number of FTTx subscribers reached 3.62 million, accounting for 83.5% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 10.9% year over year, reaching 1.80 million, while the number of subscribers signing up for speeds of 300Mbps or higher increased by 58% year over year.

HiNet broadband subscribers decreased by 0.9% year over year to 3.58 million as of March 31st, 2021.

Mobile

As of March 31st, 2021, Chunghwa Telecom had 11.38 million mobile subscribers, representing a 3.3% year-over-year increase.

Fixed line

As of March 31st, 2021, the Company maintained its leading position in the fixed-line market, with a total of 9.84 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

∎	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
∎

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw